SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                          Goody's Family Clothing, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 2 OF 6 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Prentice Capital Management, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      382588101              SCHEDULE 13D/A         PAGE 3 OF 6 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 4 OF 6 PAGES
------------------------------                             --------------------

The Schedule 13D filed on October 6, 2005 by Prentice Capital Management, LP, a Delaware limited partnership, and Michael Zimmerman (together, the "Reporting Persons") relating to the shares of Common Stock, no par value (the "Shares"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. The principal executive office of the Issuer is located at 400 Goody's Lane, Knoxville, TN 37922.

Item 4       Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

       On October 6, 2005, the Reporting Persons, jointly with GMM, sent a letter to the Issuer modifying their September 29, 2005 acquisition proposal by increasing the estimated purchase price range to between $8.50 and $9.00 per share. Additionally, the letter indicates the Reporting Persons' ability to complete due diligence quickly, and their willingness to consummate the transaction by tender offer and merger. A copy of the letter is set forth hereto as Exhibit D.

       Except as set forth herein, neither of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with respect to the proposed acquisition of the Issuer and their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 7.       Material to be Filed as Exhibits.

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 5 OF 6 PAGES
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                               SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 7, 2005



                                               PRENTICE CAPITAL MANAGEMENT, LP

                                               BY: /s/ Charles Phillips
                                               --------------------------------
                                               Name:  Charles Phillips
                                               Title: Chief Operating Officer

                                               MICHAEL ZIMMERMAN

                                               /s/ Michael Zimmerman
                                               --------------------------------
                                               Michael Zimmerman

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005